UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARADIGM CORPORATION

(Name of issuer)

Common Stock, no par value

(Title of class of securities)

038505301

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 038505301	Page 2 of 11 Pages

(1)	Names of reporting persons Boxer Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 14,574,575
(7) Sole dispositive power -0-
(8) Shared dispositive power 14,574,575
(9)	Aggregate amount beneficially owned by each reporting person 14,574,575
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.3%*
(12)	Type of reporting person (see instructions) CO

*	Based on 199,281,216 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2011.

SCHEDULE 13G

CUSIP No. 038505301	Page 3 of 11 Pages

(1)	Names of reporting persons Boxer Asset Management Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 14,574,575
(7) Sole dispositive power -0-
(8) Shared dispositive power 14,574,575
(9)	Aggregate amount beneficially owned by each reporting person 14,574,575
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.3%*
(12)	Type of reporting person (see instructions) CO

*	Based on 199,281,216 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2011.

SCHEDULE 13G

CUSIP No. 038505301	Page 4 of 11 Pages

(1)	Names of reporting persons MVA Investors II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power -0-
(7) Sole dispositive power -0-
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person -0-
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

CUSIP No. 038505301	Page 5 of 11 Pages

(1)	Names of reporting persons MVA Investors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 793,851
(6) Shared voting power -0-
(7) Sole dispositive power 793,851
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 793,851
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.4%*
(12)	Type of reporting person (see instructions) CO

*	Based on 199,281,216 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2011.

SCHEDULE 13G

CUSIP No. 038505301	Page 6 of 11 Pages

(1)	Names of reporting persons Aaron Davis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 579,904
(6) Shared voting power -0-
(7) Sole dispositive power 579,904
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 579,904
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.3%*
(12)	Type of reporting person (see instructions) IN

*	Based on 199,281,216 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2011.

SCHEDULE 13G

CUSIP No. 038505301	Page 7 of 11 Pages

(1)	Names of reporting persons Ivan Lieberburg
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,664,254
(6) Shared voting power -0-
(7) Sole dispositive power 2,664,254
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 2,664,254
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.3%*
(12)	Type of reporting person (see instructions) IN

*	Based on 199,281,216 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2011.

SCHEDULE 13G

CUSIP No. 038505301	Page 8 of 11 Pages

(1)	Names of reporting persons Joseph Lewis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 14,574,575
(7) Sole dispositive power -0-
(8) Shared dispositive power 14,574,575
(9)	Aggregate amount beneficially owned by each reporting person 14,574,575
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.3%*
(12)	Type of reporting person (see instructions) IN

*	Based on 199,281,216 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2011.

Page 9 of 11 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on May 31, 2011 (the “Original Filing”), with respect to Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors II, LLC (“MVA II”), Aaron Davis, Ivan Lieberburg, and Joseph Lewis (together with Boxer Capital and Boxer Management, MVA II, Aaron Davis and Ivan Lieberburg, the “Initial Reporting Persons”). Amendment No.1 amends and restates the Original Filing, unless otherwise noted. This filing constitutes the initial statement on Schedule 13G for MVA Investors, LLC (“MVA”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by MVA and the Initial Reporting Persons (collectively, the “Reporting Persons”).

Item 1(a).	Name of Issuer:

Aradigm Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3929 Point Eden Way

Hayward, CA 94545

Item 2(a).	Name of Person Filing:

Boxer Management is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. MVA and MVA II are the independent, personal investment vehicles of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital. As such, MVA and MVA II are not controlled by Boxer Capital, Boxer Management or Joseph Lewis. Aaron Davis and Ivan Lieberburg are employed by Tavistock Life Sciences Company.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital, MVA, MVA II, Aaron Davis and Ivan Lieberburg is: 445 Marine View Avenue, Suite 100, Del Mar, CA 92014. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is organized under the laws of the Bahamas. MVA and MVA II are each limited liability companies organized under the laws of Delaware. Aaron Davis and Ivan Lieberburg are citizens of the United States. Joseph Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Common Shares”).

Item 2(e).	CUSIP Number:

038505301

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Page 10 of 11 Pages

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 14,574,575* Common Shares. MVA beneficially owns 793,851* Common Shares. Aaron Davis beneficially owns 579,904* Common Shares. Ivan Lieberburg beneficially owns 2,664,254* Common Shares. MVA II no longer beneficially owns any Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 7.3%* of the Issuer’s outstanding Common Shares outstanding. The Common Shares beneficially owned by MVA represent 0.4%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Aaron Davis represent 0.3%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Ivan Lieberburg represent 1.3%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA has the sole power to vote the 793,851* Common Shares it beneficially owns. Aaron Davis has the sole power to vote the 579,904* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to vote the 2,664,254* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 14,574,575* Common Shares they beneficially own. None of MVA, Aaron Davis or Ivan Lieberburg has shared power to vote or direct the vote of any Common Shares.

(iii)	Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the 793,851* Common Shares it beneficially owns. Aaron Davis has the sole power to dispose of the 579,904* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to dispose of the 2,664,254* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

The Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 14,574,575* Common Shares they beneficially own. None of MVA, Aaron Davis or Ivan Lieberburg has shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 18,612,584 Common Shares which constitute approximately 9.3% of the Issuer’s outstanding Common Shares (based on 199,281,216 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2011). Boxer Capital has shared voting and dispositive power with regard to the Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common Shares owned by it. Aaron Davis has sole voting and dispositive power over the Common Shares he owns. Ivan Lieberburg has sole voting and dispositive power over the Common Shares he owns. Neither Boxer Capital, Boxer Management nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by MVA, Aaron Davis, or Ivan Lieberburg.

Item 5.	Ownership of Five Percent or Less of a Class.

Solely with respect to MVA Investors II:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Page 11 of 11 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the Common Shares held by Boxer Capital. Only MVA has the right to receive dividends and the proceeds from sale of the Common Shares held by the MVA. Only Aaron Davis has the right to receive dividends and the proceeds from sale of the Common Shares he holds. Only Ivan Lieberburg has the right to receive dividends and the proceeds from sale of the Common Shares he holds. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: February 14, 2012	By:	/s/ Christopher Fuglesang
Name: Christopher Fuglesang
Title: Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

MVA Investors II, LLC

	By:	/s/ Neil Reisman
Name: Neil Reisman
Title: Authorized Signatory

AARON DAVIS

	By:	/s/ Aaron Davis
Aaron Davis, Individually

IVAN LIEBERBURG

	By:	/s/ Ivan Lieberburg
Ivan Lieberburg, Individually

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually

MVA Investors, LLC

	By:	/s/ Neil Reisman
Name: Neil Reisman
Title: Authorized Signatory